RNS Number:9729E
Elementis PLC
21 June 2006

Elementis plc ('the Company')

The Company's Employee Share Ownership Trust (ESOT) has today notified the Company that it has purchased 318,221 ordinary shares in Elementis plc.

The aggregate purchase price of £251,956.09 paid by the Trust will be met out of funds provided by the Company.

Jennifer Murphy
Company Secretary

21 June 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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